UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

Cortex Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

220524300

(CUSIP Number)

June 7, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 220524300	Page 2 of 5

SCHEDULE 13G

1.	NAMES OF REPORTING PERSONS. Samyang Optics Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION South Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 14,527,212*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 14,527,212*
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,527,212*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.52%**
12.	TYPE OF REPORTING PERSON (See Instructions) CO

*	Consists of (i) 10,445,579 shares of Cortex Pharmaceuticals, Inc. common stock, par value $0.001 per share, issued upon conversion of a convertible promissory note on June 7, 2010 and (ii) a warrant to purchase up to 4,081,633 shares of common stock at an exercise price of $0.206 per share.
**	Based on 68,412,618 shares of common stock outstanding as of May 13, 2010 as reported in Cortex Pharmaceuticals, Inc.’s Quarterly Report on Form 10-Q filed May 17, 2010.

CUSIP No. 220524300	Page 3 of 5

Item 1.	(a)	Name of Issuer:

Cortex Pharmaceuticals, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

15241 Barranca Parkway Irvine, California 92618

Item 2.	(a)	Name of Person(s) Filing:

Samyang Optics Co., Ltd.

	(b)	Address of Principal Business Office(s):

654-4 Bongham-dong Masan-si Kyungnam-do 630-803 KOREA

	(c)	Citizenship:

South Korea

	(d)	Title of Class of Securities:

Common Stock, $0.001 Par Value Per Share

	(e)	CUSIP Number:

220524300

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

CUSIP No. 220524300	Page 4 of 5

Item 4.	Ownership.

(a) Amount beneficially owned: 14,527,212 shares. This amount represents (i) 10,445,579 shares of Common Stock issued upon the June 7, 2010 conversion of a convertible promissory note dated January 15, 2010, as well as (ii) 4,081,633 shares of Common Stock that are issuable upon exercise of a certain two-year warrant dated June 7, 2010 with an exercise price of $0.206 per share.

(b) Percent of class: 17.52%. Based on 68,412,618 shares of common stock outstanding as of May 13, 2010 as reported in Cortex Pharmaceuticals, Inc.’s Quarterly Report on Form 10-Q filed May 17, 2010.

(c) Number of shares as to which the person has:

(i) sole power to vote or to direct the vote of: 14,527,212 shares. See Item 4(a) above.

(ii) shared power to vote or to direct the vote of: 0 shares.

(iii) sole power to dispose or to direct the disposition of: 14,527,212 shares. See Item 4(a) above.

(iv) shared power to dispose or to direct the disposition of: 0 shares.

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 220524300	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2010	Samyang Optics Co., Ltd.

/S/ DONG HOON KIM
	By:	Dong Hoon Kim
	Title:	Director